[CHAPMAN AND CUTLER LLP LETTERHEAD]

December 21, 2010

VIA EDGAR CORRESPONDENCE
Briccio B. Barrientos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Destra Investment Trust
File Nos. 811-22417 and 333-167073

Dear Mr. Barrientos:

This letter responds to your letter dated June 24, 2010, regarding the registration statement filed on Form N-1A for the Destra Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 25, 2010.  The Trust consists of the Destra Global L-Series Fund (the “Global Fund”), the Destra International L-Series Fund (the “International Fund”) and the Destra US All Cap L-Series Fund (the “U.S. Fund”) (each, a “Fund,” and collectively, the “Funds”), which were previous named the Destra Global Liquidity All-Cap Fund, the Destra International Liquidity All-Cap Fund and the Destra U.S. Liquidity All-Cap Fund, respectively. For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

Prospectus

General

Comment 1 - Fund Names - All Funds

All the Funds have the term “liquidity” in their names. Rule 2a-7(b)(3) under the Investment Company Act of 1940 (the “1940 Act”) provides that funds using the word “liquid” in their names are holding themselves out as money market funds. Since the Funds are not money market funds, we believe the use of the term in the Funds’ names is misleading. Also, the Funds’ principal investment strategy section states that the Funds will invest in less liquid stocks. In addition, the principal risk section states that “certain securities held by the fund may have limited marketability and may be difficult to sell at favorable times or prices”. The discussion in the principal strategy and risk sections indicates that the Funds will invest in less liquid securities. For the reasons described above, we believe that the term “liquidity” in the Funds’ names must be deleted.

In addition, each Fund includes the term “All-Cap” in their names. Please revise each Funds’ principal investment strategy to discuss its All-Cap strategy (e.g., the Fund can invest in all market capitalizations).

Response to Comment 1

With respect to the term “liquidity,” the Funds no longer have the term “liquidity” in their names.

With respect to the term “All-Cap,” even though the Global Fund and International Funds no longer have the term “All-Cap” in their names, the prospectus has been revised in response to this comment so that all the Funds may invest in all market capitalizations.

Comment 2 - Fund Name - Global Fund/International Fund

The Commission has stated that it would expect a fund with “global” or “international” in its name to diversify its assets in “investments that are tied economically to a number of different countries throughout the world.” See Investment Company Act Release No. 24828, note 42 (Jan. 17, 2001). Please disclose the Funds’ policies that will ensure the Funds’ investments will be diversified throughout the world. Also, disclose the criteria used to determine if an issuer is tied economically to a country. Finally, since the names of the Funds are very similar please disclose clearly in each Fund’s principal investment strategies section how the Funds differ.

Response to Comment 2

The Global Fund’s principal investment strategies have been updated to indicate that the Fund will invest in at least five countries and have will 40% of non-U.S. companies.  The International Fund’s principal investment strategies have been updated to indicate that the Fund will invest in at least five countries and will have 80% of non-U.S. companies.  With respect to how the Funds differ, the Funds’ principal investment strategies state that the underlying indices are different.  Even though the same investment selection is utilized in each Fund, the different underlying indices should result in the Funds having different portfolios and, therefore, no changes were made to the registration statement in response to this comment.

Comment 3 - Fund Names - U.S. Liquidity All-Cap Fund

Since the Fund uses the term “U.S.” in its name, please adopt a policy that the Fund will invest at least 80% of its assets in United States issuers. See Rule 35d-1 (a)(2) of the 1940 Act.

Response to Comment 3

The prospectus has been revised in response to this comment.

Comment 4 - Principal Investment Strategies - All Funds

The fee tables for all the Funds contain a line item for Short Sale Dividend Expenses. The principal investment strategies of each Fund do not discuss short sales as a principal investment strategy or include the practice as a principal risk. Please either revise the strategy and risk sections to include engaging in short sales or delete the line item from the fee tables. Also, the principal risks disclosure for each Fund discusses the risks of lending securities. Either discuss lending securities in each Fund’s principal investment strategies section or explain to us why securities lending does not constitute a principal investment strategy.

Response to Comment 4

The prospectus has been revised in response to this comment.

Comment 5 - Liquidity Risk - All Funds

The disclosure in this section states that there may be difficulty in selling certain securities at favorable times or prices. These difficulties may result in a “greater chance that a fund may be forced to curtail or suspend redemptions”. Section 22(e) of the 1940 Act permits the suspension of redemptions under very limited circumstances. The section does not permit the suspension of redemptions for the reasons described in this section. Please revise the disclosure so that it complies with Section 22(e).

Response to Comment 5

The prospectus has been revised in response to this comment.

Comment 6 - Purchase and Sale of Fund Shares - All Funds

Please delete the third and fourth sentences of the first paragraph of this section as this disclosure is neither required nor permitted by Form N-1A. See Instruction 3(e) to Item 3 of Form N-1A. Also, this section states that Class A shares maybe more advantageous for investors purchasing more than $500,000 of fund shares. Since the Funds’ fee tables are incomplete, we may have additional comments on this disclosure after the fee table is complete.

Response to Comment 6

The prospectus has been revised in response to this comment.

Comment 7 - Tax Information - All Funds

This section states that fund distributions will be taxed unless the Funds are held through a tax-deferred arrangement, such as a 401(k) plan. Please disclose that fund distributions from Funds held in tax-deferred arrangements will be taxed at a later date.

Response to Comment 7

The prospectus has been revised in response to this comment.

Comment 8 - Additional Information about the Funds, Page 16 and Additional Information about the Risks, Page 17

Please revise these sections to provide Fund specific (rather than the current presentation that discusses all the Funds together) disclosure of the principal investment strategies and principal risks of each Fund. See Item 9(b) and (c) of Form N-1A. Also, clearly differentiate between principal and non-principal strategies and risks. For example, it is not clear if investing in derivatives is a principal strategy and risk of each of the Funds. If a policy is a principal strategy and risk of a Fund, please revise the Summary section accordingly. If it is not a principal strategy and risk, please clarify this section accordingly.

Response to Comment 8

The prospectus has been revised in response to this comment.

Statement of Additional Information

Comment 9 - Investment Restrictions, Page 3

Please revise Investment Restriction 8 to clarify that only tax-exempt securities issued by municipalities and their agencies and authorities are not considered to be part of an industry. See Investment Company Act Release No. 9785 (May 31, 1977).

Response to Comment 9

The statement of additional information has been revised in response to this comment.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren

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